February 15, 2012

VIA EMAIL AND EDGAR DELIVERY

The Secretary

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. Brad Skinner, Senior Assistant Chief Accountant

RE:	Kellogg Company

Form 10-K for Fiscal Year Ended January 1, 2011

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended July 2, 2011

Filed August 5, 2011

Response Letter Dated January 31, 2012

File No. 001-04171

Dear Mr. Skinner,

This letter is in response to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated January 31, 2012, containing comments on the above-referenced filings of Kellogg Company (the “Company”) and the items discussed during a teleconference call on February 13, 2012.

Staff Comment

You have previously stated that your four segment managers are the SVP North America, the VP Europe, the VP Latin America and the VP Asia Pacific, notwithstanding the fact that the international vice presidents report to the international senior vice president and the SVP North America reports to the CODM. Please compare and contrast for us the roles and responsibilities of your different international and domestic senior vice presidents and vice presidents. As part of your response, please provide us with a copy of the organization chart that shows the positions in question.

Company’s Response

•

Each geographic operating segment has its own self sufficient infrastructure – supply chain, finance, human resources, marketing, procurement, etc. These functions report into the VPs of their respective areas – Europe, Asia Pacific and Latin America. For North America, these functions report to the SVP of North America.

Kellogg Company / Corporate Headquarters

One Kellogg Square / P.O. Box 3599 / Battle Creek, Michigan 49016-3599 (269) 961-2000

Brad Skinner

U.S. Securities and Exchange Commission

February 15, 2012

•	The SVP of North America is responsible for the North America business units as well as area functions such as finance, supply chain, marketing, etc.

•

The International operating segments report to the International SVP. This position serves as a single point of contact in Battle Creek and facilitates the sharing of best practices, innovation, and brand messaging.

•	North America business unit VPs are responsible for the development and execution of commercial plans, including sales, marketing, trade and promotions within their BUs.

•

Europe, Latin America and Asia Pac VPs are responsible for their business units as well as area-wide functions such as supply chain, finance, procurement, human resources, etc., similar to the North America structure. The geographic dispersion of the international segments requires these segments to be operated on a more disaggregated basis than North America.

•	An organizational chart is attached as Appendix A.

As we’ve discussed and as demonstrated by the organizational chart, North America is an integrated operating segment. Its business units do not possess the functions and resources (both human and capital) necessary to operate independently.

Staff Comment

You have previously stated that a “global capital expenditure plan is assembled and distributed to various personnel within the Company.” Please describe for us in more detail the personnel responsible for assembling the plan, the process by which this plan is assembled, and the personnel who receive the plan.

Company’s Response

•	The CODM and CFO set the overall target for annual capital spending, which is usually expressed as a specified percentage of net sales. Separate targets are set for North America and International.

•	The capital expenditure plan is initially prepared at the business unit level based on the priorities and needs of each business unit, keeping in mind the overall target. For

Brad Skinner

U.S. Securities and Exchange Commission

February 15, 2012

instance, the North America business units must roll up to the North America target. The respective business unit level plans are submitted to the SVPs for North America and International as well as the CFOs of North America and International for review and approval.

•	The individual business unit capital plans are then aggregated at the KNA and International levels and submitted to the CODM for approval.

•

If the CODM has changes to the capital plans, those changes are at the KNA/International level and the SVPs of North America and International are tasked with cascading those changes to business units. The SVPs have the authority to shift capital expenditures between business units within their respective regions. It is unusual for capital to shift between North America and International.

Staff Comment

You have previously stated that the capital plans are discussed with and approved by the CODM. Please provide us the capital plans that were approved by the CODM and identify for us the personnel that discussed these plans with the CODM.

Company’s Response

•	A copy of the 2011 capital plan as approved by the CODM is attached as Appendix B.

•

The plan identifies significant individual projects within each of the business units. As we discussed during the call, the business unit classification of a plant in the capital plan follows the primary product produced at that plant. For instance, if we have a plant that produces primarily cereal and some snacks, the plant would roll up under the Morning Foods business unit in the capital plan. Within North America, capital is invested primarily within business units that hold manufacturing capability. These business units sell product to other business units in North America given the integrated nature of our supply chain.

•	The SVPs of North America and International, along with their CFOs review the plans with the CODM and the Company’s chief financial officer.

Staff Comment

You state on page two of your most recent response that “many of the functions including sales, supply chain, financial services, marketing, human resources and procurement are

Brad Skinner

U.S. Securities and Exchange Commission

February 15, 2012

organized and operating at the North America operating segment level.” Please identify for us the specific personnel responsible for organizing and operating these functions and clarify for us whether these personnel reports to the SVP North America.

Company’s Response

•	Below are the titles of the personnel responsible for North America functions and who they report to:

•	Sales* – President KUSA Sales – reports to SVP North America

•	Supply Chain* – SVP KNA Supply Chain – reports to SVP North America

•

Financial Services – Senior Director, NAFSC – reporting relationship is through the Controller’s Group to ensure strong internal controls. Sits on the North American Finance Leadership Team which is led by our CFO, North America

•	CFO North America* – reports to SVP North America

•	Marketing* – SVP Marketing Capabilities and Solutions – reports to SVP North America

•	Human Resources* – VP HR, North America – solid line to SVP Global HR, with a strong dotted line to SVP North America

•	Procurement – the head of Procurement reports to the SVP Global Supply Chain

•	Due the size of the NA business, the bulk of the time, and that of his team is dedicated to NA.

As we discussed, the above functions operate at the North America level, led by the SVP, North America. The North America Leadership Team (NALT) meets regularly, and is responsible for delivering the results of the operating segment.

Staff Comment

You state on page three of your most recent response that the “discussions between the CODM and the North America business unit vice presidents, which also included the SVP, were facilitated by the information in the Day 10 template.” Please tell us whether your CODM

*	Indicates member of North America Leadership Team

Brad Skinner

U.S. Securities and Exchange Commission

February 15, 2012

uses the information gathered during these discussions to assess performance of the North America business units. If you do not believe the CODM’s assessment of performance of the business units includes, or is influenced by, the information obtained during these discussions, please explain the basis for your conclusion.

Company’s response

•

The discussions between the CODM and the North America business unit vice presidents (including the SVP) focus on the performance of the categories we participate in: RTEC (ready to eat cereal), cookies, crackers, wholesome snacks, frozen breakfast, etc., as well as our share performance within those categories. Category information is contained in the Day 10 templates, as are the revenues of our products. Investors and analysts have access to this information so it is important our CODM understands the data and the underlying drivers of sales performance. While operating profit information is included in the Day 10 templates, it is not the primary topic of discussion during these meetings because the focus of these meetings is on top line results. Likewise, the EFS book is not used during these meetings.

•

The focus of the monthly discussions is the sales of the business unit. A business unit’s revenues may be below expectations and additional investment in advertising (for instance) may be requested. It is then up to the SVP North America to allocate funds away from a business unit(s) within North America to make the additional investment in the business unit experiencing the short fall. He usually informs the CODM of the decision.

•	The SVP North America is held accountable for the performance of the North America operating segment and allocates resources to the business units within North America.

Staff Comment

You indicate on page three of your most recent response that the CODM and the North America business unit vice presidents discuss the information contained in the Day 10 templates. Please describe for us the frequency and types of other communications between the CODM and the North America business unit vice presidents, as well as the CODM and the North America senior vice president, and contrast the frequency and types of conversations with the international counterparts.

Brad Skinner

U.S. Securities and Exchange Commission

February 15, 2012

Company’s response

•

The CODM meets with the North America business unit vice presidents, including the SVP North America on a monthly basis to discuss the information contained in the Day 10 templates. As discussed above, the focus of these discussions is on the category share and sales performance of the operating segment. On an annual basis, the CODM and the SVP North America meet with the business units early in the year to discuss long-term strategies and in the back half of the year to discuss North America-based operating plans. There are also ad hoc meetings which serve to inform the CODM of significant matters.

•

Each of the international operating segments meets individually with the CODM and the SVP International on a monthly basis to discuss the information contained in the Day 10 templates. The focus of these discussions is on the category share and sales performance of the operating segment. On an annual basis, the CODM and the SVP International meet with the operating segments early in the year to discuss long-term strategies and in the back half of the year to discuss operating plans meetings which are held in the back half of the year. There are also ad hoc meetings which serve to inform the CODM of significant matters.

•

The CODM meets with the SVP North America in the monthly meetings with the business units, in the plans meetings and during the strategy session. Additionally, they have daily interactions due to the physical proximity of their offices and the size and complexity of the North America business.

Other items discussed during the February 13, 2012 teleconference call

During the call, a question was raised about the compensation structure for North America.

Company’s Response

The SVP of North America is allocated a bonus structure by the Company’s Board of Directors. Each business unit will receive their own payout based on the net sales and operating performance of their business unit and the cash flow performance of the North America operating segment. Should unforeseen business costs or investments occur, the SVP of North America is able to adjust a business unit’s target provided the total payout is still within the North America pool. Ultimately, the Compensation Committee of the Board of Directors approves the payout factors.

Brad Skinner

U.S. Securities and Exchange Commission

February 15, 2012

Please send us a copy of the information sent to the Board of Directors.

Company’s Response

The Board book was sent under separate cover on February 14, 2012. As we indicated in our December 13, 2011 response, the information provided to the board of directors includes net sales and operating profit by business unit and operating segment. The presentations and discussions of the operating performance with the board are at the North America operating segment level due to the integrated nature of the various support functions in North America. Examples of the items discussed include financial performance of the segment, supply chain performance, service levels, innovation launch performance and safety trends. Sales and in-market performance are discussed at the business unit level due to the availability of data from third parties such as Nielsen and IRI.

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (269) 961-2009.

Sincerely,

Ronald L. Dissinger
Senior Vice President and Chief Financial Officer
Kellogg Company

Att.